                                  Exhibit 7(a)


The audited financial statements of Northern Steel, Inc. as of November 5, 1997 and December 31, 1996 and for the period from January 1, 1997 to November 5, 1997 and for the year ended December 31, 1996, are filed herewith as Exhibit 7(a).

                                                                    Exhibit 7(a)

                         Index to Financial Statements

                              Northern Steel, Inc.
                Period from January 1, 1997 to November 5, 1997
                        and Year Ended December 31, 1996





Report of Ernst & Young LLP, Independent Auditors . . . . . . . . . 1
Balance Sheets . . . . . . . . . . . . . . . . . . . . . . . . .  . 2
Statements of Operations and Accumulated Deficit . . . . . . . .  . 3
Statements of Cash Flows . . . . . .  . . . . . . . . . . . . . . . 4
Notes to Financial Statements . . . . . . . . . . . . . . . . . . . 5

               Report of Ernst & Young LLP, Independent Auditors

The Board of Directors and Stockholder
Northern Steel, Inc.

We have audited the accompanying balance sheets of Northern Steel, Inc. as of November 5, 1997 (date of sale - see Note 1) and December 31, 1996, and the related statements of operations and accumulated deficit and cash flows for the period from January 1, 1997 to November 5, 1997 and for the year ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Northern Steel, Inc. as of November 5, 1997 and December 31, 1996, and the results of its operations and its cash flows for the period from January 1, 1997 to November 5, 1997 and for the year ended December 31, 1996, in conformity with generally accepted accounting principles.


Seattle, Washington                                        Ernst & Young LLP
November 26, 1997





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

                              Northern Steel, Inc.

                                 Balance Sheets


                                                   NOVEMBER 5,
                                                      1997          DECEMBER 31,
                                                  (DATE OF SALE)        1996
                                                  -----------------------------
                                                          (IN THOUSANDS)

ASSETS
Current Assets:

  Cash                                             $    -         $    -
  Accounts receivable, net of allowance for
    doubtful accounts of $52 ($33 in 1996)          3,174          3,850
  Inventories                                       1,346          1,345
  Prepaid expenses                                    106            134
  Other current assets                                 60            190
                                                   ---------------------
Total current assets                                4,686          5,519

Property and equipment, net (Note 3)                  169            277
                                                   ---------------------
Total assets                                       $4,855         $5,796
                                                   =====================
LIABILITIES AND STOCKHOLDER'S EQUITY

Current liabilities:
  Bank line of credit (Note 4)                     $1,852         $1,286
  Accounts payable and accrued liabilities          1,576          2,101
  Accrued compensation                                206            229
                                                   ---------------------
Total current liabilities                           3,634          3,616


Commitments and contingencies (Note 8)

Stockholder's equity:
  Common stock, no par value:                       2,500          2,500
    Authorized shares - 1,000,000
    Issued and outstanding shares - 1,0000
  Accumulated deficit                              (1,279)          (320)
                                                   ---------------------
Total stockholder's equity                          1,221          2,180
                                                   ---------------------
Total liabilities and stockholder's equity         $4,855         $5,796
                                                   =====================






See Accompanying Notes.





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

                              Northern Steel, Inc.

                Statements of Operations and Accumulated Deficit


                                                                PERIOD FROM
                                                            JANUARY 1, 1997 TO
                                                             NOVEMBER 5, 1997       YEAR ENDED
                                                              (DATE OF SALE)    DECEMBER 31, 1996
                                                            -------------------------------------
                                                                      (In Thousands)
Sales                                                           $  15,664          $  20,754
Cost of sales                                                      11,681             15,279
                                                                ----------------------------
Gross profit                                                        3,983              5,475

Selling, general, and administrative expenses                       4,842              5,946
                                                                ----------------------------
Operating loss                                                       (859)              (471)

Other income (expense):
 Interest expense                                                     (95)              (115)
 Other income (expense)                                                (5)                 9
                                                                ----------------------------
Total other expenses                                                 (100)              (106)
                                                                ----------------------------
Loss before income taxes                                             (959)              (577)

Income tax expense (Note 5)                                             -                  -
                                                                ----------------------------
Net loss                                                             (959)              (577)

Retained earnings (accumulated deficit),
  beginning of year                                                  (320)               257
                                                                ----------------------------
Accumulated deficit, end of period                              $  (1,279)         $    (320)
                                                                ============================





See accompanying notes.





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

                              NORTHERN STEEL, INC.

                            STATEMENTS OF CASH FLOWS


                                                                   PERIOD FROM
                                                               JANUARY 1, 1997 TO
                                                                NOVEMBER 5, 1997       YEAR ENDED
                                                                 (DATE OF SALE)    DECEMBER 31, 1996
                                                               --------------------------------------
                                                                           (In Thousands)
OPERATING ACTIVITIES
Net loss                                                             $ (959)            $ (577)
Adjustments to reconcile net loss to net cash
 used in operating activities:
  Depreciation                                                          161                 66
  Changes in operating assets and liabilities:
   Accounts receivable                                                  676               (112)
   Inventories                                                           (1)               159
   Prepaid expenses and other current assets                            158               (225)
   Accounts payable and
    accrued liabilities                                                (548)                90
                                                                     -------------------------
Net cash used in operating activities                                  (513)              (599)

INVESTING ACTIVITIES
Purchases of property and equipment                                     (53)               (68)

FINANCING ACTIVITIES
Net borrowings under line of credit                                     566                588
Advances to affiliates                                                    -                 11
                                                                     -------------------------
Net cash provided by financing activities                               566                599
                                                                     -------------------------
Net decrease in cash and cash equivalents                                 -                (68)

Cash at beginning of year                                                 -                 68
                                                                     -------------------------
Cash at end of year                                                  $    -             $    -
                                                                     =========================
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Cash paid during year for:
  Interest                                                           $   95             $  115
                                                                     =========================


See accompanying notes.





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


                              Northern Steel, Inc.

                         Notes to Financial Statements

                                November 5, 1997




1.  DESCRIPTION OF BUSINESS AND BASIS OF PRESENTATION

Northern Steel, Inc. (the Company), a wholly owned subsidiary of Duke Seabridge Inc. (a U.S. subsidiary of Duke Seabridge Limited, a Canadian corporation), was incorporated in the state of Washington on August 24, 1994 and commenced operations on November 1, 1994. The Company is a retail supplier and application designer of material handling systems and storage equipment. Effective November 5, 1997, the Company sold substantially all assets and liabilities to Centrum Industries, Inc. The accompanying financial statements reflect the Company's financial position and results of operations through November 5, 1997 (immediately prior to the sale) (see Note 9).

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

ACCOUNTS RECEIVABLE

Credit is extended based on an evaluation of customers' financial condition, and collateral is generally not required. Annual credit losses have been minimal. The Company sells to a large number of customers operating in a variety of industries located primarily in the western United States.

INVENTORIES

Inventories, consisting of material handling and storage products held for resale and in the process of installation, are stated at the lower of average cost or market.

PROPERTY AND EQUIPMENT

Property and equipment is recorded at cost. Depreciation is provided based on the estimated useful lives of the related assets, which are 5 years for furniture and 3 years for computer and other equipment.

INCOME TAXES

The Company is included in a consolidated tax return filed by its U.S. parent. The Company has a tax allocation agreement with its U.S. parent, whereby the Company will pay its share of income taxes to its U.S. parent, computed as if the Company filed a separate tax return, giving effect only to any net operating loss carryforwards generated by the Company itself.





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


                              Northern Steel, Inc.

                   Notes to Financial Statements (continued)





2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

ADVERTISING

The Company expenses advertising as incurred, except for direct-response advertising, which is capitalized and amortized over its expected period of future benefits. Direct-response advertising consists of prepaid Yellow Pages advertising, which is amortized over the lesser of 12 months or the number of months that the book is current.

At November 5, 1997, advertising costs totaling $73,000 were reported as prepaid expenses ($88,000 at December 31, 1996). Advertising expense for the period ended November 5, 1997 and the year ended December 31, 1996 was $239,000 and $200,000, respectively.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

RECLASSIFICATIONS

Certain reclassifications have been made to the prior year financial statements in order to conform to the current presentation.

3.  PROPERTY AND EQUIPMENT

Property and equipment consists of the following:

                                                NOVEMBER 5,    DECEMBER 31,
                                                    1997             1996
                                                ---------------------------
                                                       (in thousands)
        Furniture, and other equipment              $  226           $  231
        Computer equipment                             236              184
                                                    -----------------------
                                                       462              415
        Less accumulated depreciation                 (293)            (138)
                                                    -----------------------
                                                    $  169           $  277
                                                    =======================





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


                              Northern Steel, Inc.

                   Notes to Financial Statements (continued)





4.  LINE OF CREDIT

The Company had a $4,000,000 line of credit with U.S. Bank, expiring in August 1998, under which $1,852,000 and $1,382,000 were drawn at November 5, 1997 and December 31, 1996, respectively. Accounts receivable and inventories were pledged as collateral under the line of credit agreement. Interest accrued at the lender's prime rate plus .75% (9.25% at November 5, 1997). The line of credit contained certain restrictive covenants, including the maintenance of certain minimum financial ratios and achievement of various reporting requirements. Amounts payable under the line of credit were repaid subsequent to the sales transaction on November 5, 1997 (see note 9).

5.  INCOME TAXES

As of November 5, 1997 and December 31, 1996, the Company had federal net operating loss carryforwards of approximately $1,375,000 and $437,000, respectively, which will begin to expire in the year 2010, if not utilized. Utilization of the net loss carryforwards may be subject to a substantial annual limitation due to the ownership change limitations provided by the internal revenue code of 1986. The annual limitation may result in the expiration of the net operating loss carryforwards before utilization. While these net operating loss carryforwards are available to reduce the taxable income of the Company's U.S. parent, they have been accounted for as if the company were a stand-alone entity (see note 2). Duke Seabridge inc. expects to be able to utilize northern steel, inc.'s net operating loss carryforwards in its consolidated tax return.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The Company has recognized a valuation allowance equal to the deferred tax assets due to the uncertainty of realizing the benefits of the assets. The Company's valuation allowance increased $324,000 and $195,000 in 1997 and 1996, respectively.





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


                              Northern Steel, Inc.

                   Notes to Financial Statements (continued)





5.  INCOME TAXES (CONTINUED)

Significant components of the Company's deferred tax liabilities and assets are as follows:

                                                                      NOVEMBER 5,      DECEMBER 31,
                                                                         1997             1996
                                                                      -----------------------------
                                                                             (In Thousands)
              Deferred tax liabilities - tax over
               book depreciation                                       $   (1)          $   (5)
              Deferred tax assets:
               Net operating loss carryforward                            468              149
               Allowance for bad debts                                     18               11
               Allowance for inventory obsolescence                        45               12
               Uniform capitalization                                      18               18
               Accrued liabilities                                          -               39
               Other                                                        1                1
                                                                       -----------------------
                                                                          550              230
              Valuation allowance                                        (549)            (225)
                                                                       -----------------------
                                                                       $    0           $    0
                                                                       =======================

6.  EMPLOYEE BENEFIT PLAN

The Company has an Internal Revenue Code Section 401(K) Profit Sharing Plan (the Plan) that is available for all employees who have completed 1,000 hours or six months of service with the Company. Participants may contribute up to 15% of their salary into the Plan (subject to the annual IRS limitation), and the Company will match employee contributions up to 2.75% of their salary. Total employer costs associated with the Plan were $42,000 and $65,000 in 1997 and 1996, respectively.





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


                              Northern Steel, Inc.

                   Notes to Financial Statements (continued)





7.  LEASE OBLIGATIONS

The Company leases its office facilities under long-term operating leases. Aggregate minimum lease payments required over the lives of the leases are as follows (in thousands):

             1998                                  $  293
             1999                                     202
             2000                                      10
             2001                                      10
             2002                                       2
                                                   ------
                                                   $  517
                                                   ======

As a result of the sales transaction (see Note 9), Centrum Industries assumed all operating lease liabilities. Rent expense was $290,000 and $319,000 for 1997 and 1996, respectively.

8.  COMMITMENTS AND CONTINGENCIES

The Company entered into an administrative services agreement for $115,000 per annum with Duke Seabridge Limited for the year ended 1997. These fees (included in selling, general, and administrative expenses) for 1997 and 1996 were $86,000 and $117,000, respectively.

A former employee of the Company has made a claim for retirement benefits allegedly due to him as a result of a promise for retirement benefits allegedly made to him by the Company. The former employee seeks an amount of $295,000. Although the ultimate outcome of the claim cannot be determined, the Company disputes the claim and, accordingly, no provision for losses has been recorded at November 5, 1997.

9.  SALE OF ASSETS AND LIABILITIES

On October 1, 1997, Duke Seabridge inc. (the Seller) entered into an Asset Purchase Agreement (the Agreement) for the sale of substantially all of the assets and liabilities of the Company to Centrum Industries, Inc. (the Buyer) through its newly created subsidiary, Northern Steel Company, with an effective date of November 5, 1997 (the Closing Date). The sales price was $1,000,000 plus the repayment of the U.S. Bank line of credit, subject to certain adjustments, including:

                              Northern Steel, Inc.

9.  SALE OF ASSETS AND LIABILITIES (CONTINUED)

    Reduced dollar for dollar for each dollar by which the closing net worth is less than $1,601,000 (the August 31, 1997 net worth);

    The U.S. Bank debt as of the Closing Date for purposes of determining the purchase price shall not exceed $1,300,000, except for any increases subsequent to August 31, 1997 in the U.S. Bank debt that are a direct result of inventory purchased in the ordinary course of business or accounts receivable resulting from sales of products or services in the ordinary course of business;

    The sales price shall be increased dollar for dollar up to a maximum of $200,000 for each dollar by which the amount of the U.S. Bank debt as of the Closing Date is less than $1,097,000; and

    Other adjustments as determined reasonable between the Seller and Buyer.

The closing net worth of the Company as determined by the Agreement was $1,221,000, and the final adjusted sales price as determined by the Seller and Buyer was $2,386,000. proceeds from the sale were used to repay the line of credit with U.S. Bank on November 5, 1997.





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